UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

April 8, 2015

INFINERA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33486	77-0560433
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 Caspian Court

Sunnyvale, CA 94089

(Address of principal executive offices, including zip code)

(408) 572-5200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

Announcement of public offer to acquire outstanding shares of Transmode AB

On April 8, 2015, Infinera Corporation (the “Company”) issued a press release in Sweden and in the U.S. announcing the Company’s intent to combine with Sweden-based Transmode AB, a Swedish company (“Transmode”), pursuant to a public exchange offer to acquire all issued and outstanding shares of Transmode (the “Offer”). In the Offer, the Company is offering Transmode’s shareholders cash and common stock as follows: (i) with respect to approximately 72.48 percent of the Transmode shares exchanged by such shareholder, approximately 0.6492 new shares of Infinera’s common stock per Transmode share; and (ii) with respect to the remaining approximately 27.52 percent of the Transmode shares exchanged by such shareholder, approximately SEK 109 in cash per Transmode share. The board of directors of Transmode has unanimously recommended that Transmode’s shareholders accept the Offer.

If the Offer is accepted in its entirety, 13,037,196 shares of Infinera’s common stock (“Infinera Shares”) will be issued under the Offer, corresponding to approximately 10.1 percent of Infinera’s shares outstanding. Following completion of the Offer, if accepted in its entirety, former Transmode shareholders would hold Infinera Shares representing approximately 9.2 percent of the outstanding shares of and voting power in the combined company and approximately 8.7 percent of the combined company on a fully diluted basis.

The completion of the Offer is conditional upon,

1.	the Offer being accepted to such an extent that Infinera becomes the owner of shares in Transmode representing more than 90 percent of the total number of shares of Transmode;

2.	Infinera’s Registration Statement on Form S-4 in the United States, which will register the offer and issuance of the Infinera Shares, becoming effective under the Securities Act of 1933, as amended, and not being the subject of any stop order or proceeding seeking a stop order by the Securities and Exchange Commission (the “SEC”);

3.	the Infinera Shares to be issued under the Offer being approved for listing on the NASDAQ Global Select Market;

4.	there being no circumstances, which Infinera did not have knowledge of at the time of the announcement of the Offer, having occurred which would have a material adverse effect or could reasonably be expected to have a material adverse effect on Transmode’s sales, results, liquidity, equity ratio, equity or assets;

5.	neither the Offer nor the acquisition of Transmode being rendered wholly or partially impossible or significantly impeded as a result of legislation or other regulation, any decision of court or public authority, or any similar circumstance, which is actual or can reasonably be anticipated, and which Infinera could not reasonably have foreseen at the time of the announcement of the Offer;

6.	Transmode not taking any action that is likely to impair the prerequisites for making or completing the Offer;

7.	no information made public by Transmode or disclosed by Transmode to Infinera being materially inaccurate, incomplete or misleading, and Transmode having made public all information which should have been made public by it; and

8.	no other party announcing an offer to acquire shares in Transmode on terms more favorable to the shareholders of Transmode than the Offer.

Infinera reserves the right to withdraw the Offer in the event it becomes clear that any of the above conditions is not satisfied or cannot be satisfied. With regard to conditions 2 – 8, however, such withdrawal will only be made if the non-satisfaction is of material importance to Infinera’s acquisition of shares in Transmode.

Infinera reserves the right to waive, in whole or in part, one or more of the conditions above, including with respect to condition 1 above, to complete the Offer at a lower level of acceptance.

If Infinera becomes the owner of more than 90 percent of the shares of Transmode, Infinera intends to initiate a compulsory acquisition procedure with respect to the remaining shares in Transmode under the Swedish Companies Act. In connection therewith, Infinera intends to initiate a delisting of the Transmode shares from Nasdaq Stockholm.

The largest shareholder in Transmode – Pod Investment AB (“Pod”) – holding in aggregate 9,223,140 Transmode shares, representing approximately 33 percent of the total number of shares and votes in Transmode, has undertaken to accept the Offer, subject to certain conditions, pursuant to the terms of an irrevocable undertaking agreement (the “Irrevocable Undertaking”). In the event that before the expiration of the acceptance period (including any extension) under the Offer a third party announces a public offer to acquire all the shares in Transmode for a price which exceeds the price in the Offer by more than eight (8) percent (the “8 Percent Hurdle”) and such offer is recommended by the Board of Directors of Transmode (a “Superior Offer”), and provided that Infinera has not publicly announced an increased Offer that is recommended by the Board of Directors of Transmode (an “Increased Offer”) no later than on the date preceding the last day of the acceptance period (excluding any extension of it) under the Superior Offer (the “Right to Match”), then Pod’s undertaking to accept the Offer shall lapse and Pod shall be entitled to withdraw any acceptance of the Offer and accept the Superior Offer. In case an Increased Offer is made and the Superior Offer is thereafter increased to exceed the Increased Offer and such increased Superior Offer is recommended by the Board of Directors of Transmode (an “Increased Superior Offer”), and provided that Infinera does not exercise its Right to Match, then Pod’s undertaking to accept the Offer shall lapse and Pod shall be entitled to withdraw any acceptance of the Offer and accept the Superior Offer. The 8 Percent Hurdle shall apply to a Superior Offer only (but not to any subsequent Increased Superior Offer), whereas the Right to Match shall apply to each and every Superior Offer and each and every Increased Superior Offer.

For the purposes of determining whether a Superior Offer exceeds the 8 Percent Hurdle, or, as the case may be, an Increased Superior Offer exceeds an Increased Offer, the following shall apply: (i) the part of the consideration that consists of listed securities under the Offer or, as the case may be, an Increased Offer shall be valued based on the Prevailing Conditions (as defined below) on the last completed trading day before announcement of the Offer or, as the case may be, the Increased Offer; (ii) if a Superior Offer or, as the case may be, an Increased Superior Offer includes a cash alternative coupled with a not all cash alternative, then the value of the cash alternative shall be elected for the determination of the offer value and any alternative forms of consideration shall be disregarded; and (iii) if the consideration under a Superior Offer or, as the case may be, an Increased Superior Offer consists (wholly or partly) of listed securities, such offer shall be valued based on the Prevailing Conditions (as defined below) on the last completed trading day before announcement of the Superior Offer or, as the case may be, the Increase Superior Offer. The “Prevailing Conditions” shall mean (i) the quotation or price (as derived from the relevant exchange) of Infinera’s or the third party’s securities, as relevant, at the close of business on the above specified trading day and (ii) if the currency of the consideration under an offer is not in SEK, the currency conversion shall be calculated based on the applicable currency/SEK exchange rate on the day immediately preceding the date the offer was publicly announced, as derived from the European Central Bank daily foreign exchange reference rate at close of business.

Pod’s undertaking to accept the Offer shall terminate automatically and be of no further force or effect if the Offer lapses or is withdrawn, or the undertaking has lapsed due to a Superior Offer in accordance with the above, i.e., in cases where Infinera has not exercised its Right to Match. Furthermore, all of Pod’s obligations under the undertaking will lapse, at the option of Pod, if (a) the Offer is not being declared unconditional before September 15, 2015; (b) a circumstance has occurred, which could not have been reasonably known or anticipated by Pod at the time of entering into the undertaking, which would have a material adverse effect or could reasonably be expected to have a material adverse effect on Infinera’s liquidity, sales, results, solidity, assets or equity; or (c) any information made public by Infinera or disclosed by Infinera to Pod or Transmode is materially inaccurate, incomplete or misleading in respects that could reasonably be expected to have a materially adverse effect on Infinera’s liquidity, sales, results, solidity, assets or equity.

The Irrevocable Undertaking executed by Pod and Infinera is attached to this report as Exhibit 99.1.

In addition, Pod has executed a holding agreement (the “Holding Agreement”), pursuant to which Pod has agreed not to dispose of the Infinera shares received as consideration for the Transmode shares tendered in the Offer during a certain period (the “Holding Period”). The Holding Period will commence upon settlement of the Offer and will continue until all of the Infinera shares received have been released from the holding restrictions pursuant to the following: one-fifth (1/5) of the shares shall be released from the holding restrictions on the forty-fifth day after settlement of the Offer; and one-fifth (1/5) of the shares shall be released from the holding restrictions each month thereafter on the same day of the month as the day of the settlement of the Offer. Thomas J. Fallon, CEO of Infinera, and David F. Welch, Co-Founder of Infinera, have, subject to certain exemptions, entered into similar restrictions on their shares in Infinera.

The Holding Agreement executed by Pod is attached to this report as Exhibit 99.2.

The Company provided supplemental information regarding the Offer in connection with a presentation to analysts and investors in a conference call held on April 9, 2015 at 8:30 a.m. EDT. A copy of the investor presentation made available during the call is attached hereto as Exhibit 99.3. Supplemental information regarding the Offer was also provided by both Infinera and Transmode to Transmode’s employees in connection with Transmode’s all-hands employee meeting held on April 9 at 1:00 p.m. CET. Copies of Infinera’s and Transmode’s presentations are attached hereto as Exhibits 99.4 and 99.5, respectively. Copies of the Company’s press release announcing the Offer, which provides additional details on the terms of the Offer, and Transmode’s press releases announcing the recommendation of Transmode’s board of directors and other matters relating to the Offer, are filed herewith as Exhibits 99.6, 99.7 and 99.8.

Important additional information will be filed with the Securities and Exchange Commission (SEC)

This current report is neither an offer to purchase nor a solicitation of an offer to sell any shares. This current report is for informational purpose only. The Offer will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not comply with the laws of that jurisdiction. Infinera has not commenced the acceptance period for the exchange offer described in this current report.

Infinera intends to file a Registration Statement on Form S-4 with the SEC in connection with the proposed transaction. An offer document filed with the Swedish Financial Supervisory Authority related to the Offer will also be distributed to the shareholders of Transmode.

Shareholders of Transmode are urged to read the above referenced documents and materials carefully when such documents and materials become available because they contain important information about the transaction.

Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents containing important information about Infinera and the transaction, once such documents and materials are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents and materials filed with the SEC by Infinera will also be available free of charge on Infinera’s website at http://www.infinera.com/ under the heading “SEC Filings” in the “Company—Investor Relations” portion of Infinera’s website. More information about the Offer, including the formal announcement of the Offer and the offer document to be filed with and approved by the Swedish Financial Supervisory Authority, can be found on www.infinera.se.

Forward-Looking Statements

Statements in this current report relating to future events, status and circumstances, including statements regarding future financial or operating performance, growth and other projections as well as benefits of the Offer, are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates,” “expects,” “believes,” continue,” “intends,” “target,”

“projects,” “contemplates,” “plans,” “seeks,” “estimates,” “could,” “should,” “feels,” “will,” “would,” “may,” “can,” “potential” or similar expressions or variations, or the negative of these terms. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to a variety of factors, many of which are outside the control of Infinera. These risks and uncertainties include, but are not limited to, the risk that Transmode shareholders fail to tender more than 90 percent of Transmode’s outstanding shares, that any of the other closing conditions are not satisfied, and that the transaction may not close; the risk that Transmode’s and Infinera’s businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that Infinera following the transaction will not realize on its financing or operating strategies; the risk that litigation in respect of either company or the transaction could arise; and the risk that disruption caused by the Combined Company would make it difficult to maintain certain strategic relationships. These risks and uncertainties also include those identified under the heading “Risk Factors” in the Infinera Annual Report on Form 10-K for the year ended December 27, 2014, and filed with the SEC, any subsequent reports filed with the SEC by Infinera, and those risks and uncertainties that will be discussed in the Registration Statement on Form S-4 to be filed with the SEC at a future date by Infinera. We caution investors not to place considerable reliance on the forward-looking statements contained in this current report. You are encouraged to read Infinera’s filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. Any forward-looking statements contained in this current report speak only as of the date on which they were made and Infinera has no obligation (and undertakes no such obligation) to update or revise any of them, whether as a result of new information, future events or otherwise, except for in accordance with applicable laws and regulations.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

99.1	Irrevocable Undertaking.

99.2	Holding Agreement.

99.3	Investor Presentation.

99.4	Infinera Presentation to Transmode.

99.5	Transmode Employee Presentation.

99.6	Press Release of Infinera Corporation dated April 8, 2015.

99.7	Press Release of Transmode AB dated April 9, 2015.

99.8	Press Release of Transmode AB dated April 9, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INFINERA CORPORATION

Date: April 9, 2015	By:	/s/ JAMES L. LAUFMAN
James L. Laufman Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit Number	Description

99.1	Irrevocable Undertaking.

99.2	Holding Agreement.

99.3	Investor Presentation.

99.4	Infinera Presentation to Transmode.

99.5	Transmode Employee Presentation.

99.6	Press Release of Infinera Corporation dated April 8, 2015.

99.7	Press Release of Transmode AB dated April 9, 2015.

99.8	Press Release of Transmode AB dated April 9, 2015.